SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 06, 2026

1.              DATE, TIME, AND PLACE: On May 06, 2026, held in a non-presential manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting of the Board of Directors (“BoD”) of Braskem S.A. (“Braskem” or the “Company”), called pursuant to the Company’s Bylaws, with the attendance of all Directors, as listed below. The Chairperson of the Board of Directors presided over the meeting, and Ms. Lilian Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolutions: After due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously taken by those present:

a)	PD.CA/BAK-14/2026 – Election of Executive Officers of Braskem S.A.: the prior review of the matter by the People and Organization Committee was waived, pursuant to the minutes of the prior meeting held on April 28, 2026, between the shareholders Novonor S.A. – Em Recuperação Judicial, NSP Investimentos S.A., and Petróleo Brasileiro S.A. – Petrobras, signatories to the Company’s Shareholders’ Agreement currently in force. In accordance with PD.BAK/CA-14/2026, the election was approved of Mr. Carlos Plachta, Brazilian, married under the regime of separation of property, chemical engineer, holder of Identity Card (RG) No. 04.371.515-0 IFP/RJ, enrolled with the CPF/MF under No. 991.171.187-00, residing and domiciled in the City of Taubaté, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, ZIP Code 05501-050, City of São Paulo, State of São Paulo, and of Mr. Raphael Franco de Campos, Brazilian, married, chemical engineer, enrolled with the CPF/MF under No. 220.725.388-07, holder of Identity Card (RG) No. 30.290.250-8 SSP/SP, residing and domiciled in the City of Paulínia, State of São Paulo, with a business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, ZIP Code 05501-050, both elected as Executive Officers with no specific designation, who shall perform, respectively, the consumer market and logistics functions and the operations functions, for the purpose of completing the current term of office, which shall expire at the first meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting to be held in 2027. The elected Officers shall take office on this date, upon execution of their respective terms of office, having declared, for the purposes of paragraph 1 of Article 147 of Law No. 6.404, of December 15, 1976 (the “Brazilian Corporations Law”), that they are not subject to any legal impediment nor have they been convicted of bankruptcy-related crimes, malfeasance, bribery or corruption, extortion, embezzlement, crimes against the popular economy, public faith or property, nor of any criminal penalty that, even temporarily, restricts access to public office, and having further submitted, in compliance with CVM Resolutions Nos. 44 and 80, written statements in accordance with the terms of said Resolutions, which have been filed at the Company’s head office. As a result of the elections approved above, the Company’s Executive Board shall have the following composition as from May 6, 2026.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 06, 2026

Roberto Prisco Paraiso Ramos	Chief Executive Officer
Felipe Montoro Jens	Chief Financial Officer and Investor Relations
Carlos Plachta	Officer with no specific designation
Geraldo Magela de Moraes Vilaça Netto	Officer with no specific designation
Nir Lander	Officer with no specific designation
Raphael Franco de Campos	Officer with no specific designation
Stefan Lanna Lepecki	Officer with no specific designation

3.2.         SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3.         SUBJECTS OF INTEREST TO THE COMPANY: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairperson and by the Secretary of the Meeting.

São Paulo/SP, May 06, 2026.

Magda Maria de Regina Chambriard	Lilian Bruno
Chairperson	Secretary

Héctor Núñez	Fernando Sabbi Melgarejo

Gesner José de Oliveira Filho	Hélio Baptista Novaes

José Mauro M. Carneiro da Cunha	Lucas Cive Barbosa

Mauricio Dantas Bezerra	Olavo Bentes David

Paulo Roberto Britto Guimarães	William França da Silva

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.